UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             FORM 12b-25

                     NOTIFICATION OF LATE FILING
                       SCHEDULE 14C INFORMATION

(Check One):_Form 10-K __Form 20-F __Form 11-K _X_Form 10-Q __ Form N-SAR

                 For Period Ended: March 31, 2001

                 [   ] Transition Report on Form 10-K
                 [   ] Transition Report on Form 20-F
                 [   ] Transition Report on Form 11-K
                 [   ] Transition Report on Form 10-Q
                 [   ] Transition Report on Form N-SAR

                 For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



(PART I   REGISTRANT INFORMATION)

   Tangible Asset Galleries, Inc.

Full Name of Registrant

   N/A

Former Name if Applicable

3444  Via Lido

Address of Principal Executive Officer (Street and Number)

Newport Beach, CA 92663

City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        a)   The reasons described in reasonable detail in Part II
             of this form could not be eliminated without
             unreasonable effort or expense;
  _X_   b)   The subject annual report, semi-annual report,
             transition report on Form 10-K, Form 20-F, 11-K, Form
             N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be file on or before the fifth calendar day following the prescribed due date; and
        c)   The accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable.

PART III   NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Registrant was unable to file its Form 10KSB within the prescribed time period due to unanticipated delays in preparation of data and other information regarding certain material operations of the Company. Such information is being completed and it is anticipated that the Company's Form 10-KSB will be completed and filed within 15 calendar days from the date of this notice.

PART IV   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Michael Haynes       (949)           566-0021
        ---------------------------------------------------
           (Name)          (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter)period that the registrant was required to file such reports) been filed? If answer is no, identify reports).

                                                       ____ Yes  __X__ No

        Annual Report on Form 10-KSB for year ended December 31, 2000.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       _____ Yes  __X__ No

                    Tangible Asset Galleries, Inc.
_____________________________________________________________________
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2001                            By: /s/ Michael R. Haynes
                                              ___________________________
                                              Michael R. Haynes, President